Exhibit (a)(5)(C)

Andromeda Acquisition Corp. Extends Galaxy Nutritional Foods Tender Offer

GREENWICH, Conn., March 31 /PRNewswire/ — Andromeda Acquisition Corp. (“Purchaser”) today announced that the expiration date of its cash tender offer to purchase all of the outstanding shares of common stock of Galaxy Nutritional Foods, Inc. (OTC Bulletin Board: GXYF) (the “Company”), set for 5:00 p.m., Eastern time, on March 30, 2009, has been extended by 14 days, to 5:00 p.m., Eastern time, on April 13, 2009.

The tender offer is being extended to allow for the satisfactory completion of the Securities and Exchange Commission (“SEC”) review process. The extension of the tender offer will also permit the acceptance by Purchaser of late tenders. The offer price of $0.36 per share, in cash and without interest, and the other terms of the tender offer are not affected by the extension of the tender offer expiration date.

Based upon a preliminary tally by Continental Stock Transfer & Trust Company, the depositary for the tender offer, approximately 8.8 million shares had been validly tendered by the March 30, 2009 expiration date and time. Combined with the shares already owned by the affiliates of Purchaser, the shares either validly tendered or owned total approximately 23.2 million, or 86% of the Company’s outstanding common stock as of February 10, 2009.

Given the number of shares validly tendered to date, Purchaser anticipates completing the tender offer following the satisfactory conclusion of the SEC review and the satisfaction or waiver of all of the conditions to the tender offer.

Additional Information

Purchaser and its affiliates (MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C.) have filed with the SEC a tender offer statement on Schedule TO, and the Company has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. Shareholders are advised to read these statements, as amended, because they contain important information about Purchaser, its affiliates, the Company and the tender offer. Shareholders may obtain free copies of these statements from the SEC’s website at www.sec.gov, or by contacting MacKenzie Partners, Inc., the information agent for the tender offer.

CONTACT: MacKenzie Partners, Inc., +1-212-929-5500, or +1-800-322-2885